Exhibit 21

Merge Technologies Incorporated

Subsidiaries as of August 28, 2006

Subsidiary	Organized Under the Laws of
Merge Technologies, K.K.	Japan
Merge Technologies Holdings Co.	Nova Scotia, Canada
Merge eMed, Inc.	Delaware
Cedara Software (USA) Ltd.	Delaware
eFilm Medical, Inc.	Ontario, Canada
Merge Cedara Exchange Co. Limited	Ontario, Canada
Cedara Software Corp.	Ontario, Canada
Cedara Software (Shanghai) Co. Ltd.	China
Cedara Software Limited	Ontario, Canada
Cedara Software SARL	France